

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Via Email

Jeffrey Weiner
Chief Executive Officer
LinkedIn Corporation
2029 Stierlin Court
Mountain View, CA 94043

> **Re:** **LinkedIn Corporation**
> **Registration Statement on Form S-1**
> **Filed January 27, 2011**
> **File No. 333-171903**

Dear Mr. Weiner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

3.   We note that you recently filed a request for confidential treatment for an exhibit. Comments, if any, related to such request will be provided under separate cover. Please be advised that we must resolve all issues concerning the confidential treatment request prior to the effectiveness of your registration statement. Please ensure that your filing provides a materially complete discussion of the agreements for which you seek

confidential treatment, but does not disclose the specific information you have claimed is confidential.

<u>Outside Front Cover Page of Prospectus</u>

4.   Please revise to disclose and quantify the impact of the dual class common stock structure.

<u>Prospectus Summary, page 1</u>

<u>LinkedIn Corporation, page 1</u>

5.   Please provide supplemental, qualitative or quantitative support for your assertion that you are "the world's largest professional network on the Internet."

6.   We note your inclusion of adjusted EBITDA in the first full paragraph on page 2. To the extent that you retain this disclosure on page 2, please revise to include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. See Item 10(e)(1)(i)(A) of Regulation S-K.

7.   With respect to every third-party statement in your prospectus, such as the statistics provided by The Nielsen Company on page 3 and comScore on page 5, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you. To the extent that any of these reports have been prepared for you or for use in this filing, file a consent from the party.

8.   Footnote 2 to the "Key Metrics" table on page 5 explains why you have included the average number of unique visitors and page views solely over the three month periods ending on the last days of fiscal 2009 and 2010. Please tell us how you determined that these were appropriate measuring periods and whether you are aware of any significant trends or other factors that could potentially impact the utility of this information.

9.   Please revise the last bullet point on page 6 to quantify the impact of the dual class structure and summarize the effects on investors.

Risk Factors, page 13

General

10.   Please provide us with analysis supporting your apparent belief that you do not face any potential risk of becoming an inadvertent investment company under Section 3 of Investment Company Act of 1940.

"The number of our registered members is higher than the number…," page 15

11.   We note your disclosure that a substantial majority of your members do not visit your website on a monthly basis, and a substantial majority of your page views are generated by a minority of your members. Please tell us how you considered quantifying these amounts.

"Our business is subject to a variety of U.S. and foreign laws…," page 16

12.   Please revise to specifically reference the laws and regulations that present material risks to you and to cross-reference the section of the prospectus where they are discussed in appropriate detail.

"We expect our revenue growth rate to decline…," page 17

13.   Please revise to explain why you expect your revenue growth rate to decline.

"Our international operations are subject to increased challenges and risks," page 19

14.   You state on page 19, and throughout the prospectus, that you plan to expand your offerings to provide foreign language functionality. Please revise to clarify if, as it appears, you currently provide services only in English. In addition, please tell us how you considered expanding this risk factor or the business disclosure to address any significant competitors that offer similar foreign language-based services in any significant market in which a language other than English is predominant.

"We are, and may in the future be, subject to intellectual property disputes..," page 21

15.   We note your disclosure that you have faced and expect to face disputes relating to your intellectual property. We also note your disclosure on page 86 that you currently believe that the final outcome of litigation and legal claims will not have a material adverse effect on your business. Please revise this risk factor to include similar disclosure. If any ongoing intellectual property disputes are, in fact, material, please revise to include a materially complete description of the nature of the dispute, and any potential impacts.

"The requirements of being a public company may strain our resources..," page 30

16.   Please revise this risk factor and the immediately following risk factor to provide
        quantitative information regarding the estimated costs of becoming a public company, if
        material.

"As a result of becoming a public company, we will be obligated to develop…," page 31

17.   We note that in the past you indentified one material weakness and significant
        deficiencies in your internal control over financial reporting, and although you believe
        you remediated the material weakness, certain significant deficiencies remain. Please
        describe further the identified material weakness. In addition, tell us when you identified
        this weakness, when you resolved this problem, and describe the steps taken to remediate
        the weakness. Also, explain further the significant deficiencies that remain and how
        anticipate correcting these deficiencies.

Use of Proceeds, page 34

18.   Please revise to provide a detailed quantification of your anticipated use of proceeds, to
        the extent known. We note that you identify sales and marketing activities, general and
        administrative matters and capital expenditures as planned uses for the offering proceeds.
        Tell us whether you have a business plan that if followed will require the application of
        portions of the offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 43

Key Metrics, page 45

19.   You state on page 45 that your management regularly reviews certain key metrics to
        evaluate your business, measure your performance, identify trends affecting your
        business, formulate financial projections, and make strategic decisions. Please revise to
        provide a more detailed qualitative and quantitative discussion and analysis of the impact
        of changes in key metrics during the covered time periods. For guidance, refer to
        Sections III.B.1 and III.B.3 of SEC Release No. 33-8350.

Results of Operations, page 49

20.   We note that your revenue growth was partially attributable to the increase in the number
        of subscribers to your hiring solutions, an increase in the number of premium
        subscriptions, and an increase in the number of ad impressions displayed on your
        website. Please explain if the number of subscribers is equivalent to the number of
        "LinkedIn Corporate Solutions Customers" that you disclose on page 47. If not, tell us
        your consideration to quantify the number of subscribers for hiring solutions.

Additionally, tell us your consideration to quantify the number of premium subscriptions and number of ad impressions as key metrics. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

<u>Years Ended December 31, 2007, 2008 and 2009, page 52</u>

21.   In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, you state that net revenue from hiring solutions and premium subscriptions increased primarily as a result of higher productivity from your expanded field sales organization as well as an increase in the number of subscribers of your premium subscriptions; and, to a lesser extent, net revenue from hiring solutions increased as a result of the fact that you had a full year of sales of LinkedIn Corporate Solutions in 2009. Please note that prefacing the reference to these sources of changes with the word "primarily" may obscure the ability of the reader to identify the material sources of the change and fails to quantify the effect of the sole source you identify. See Section III.D of SEC Release No. 33-6835. Please revise.

<u>Liquidity and Capital Resources, page 59</u>

22.   We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Revise to disclose the underlying reasons for material changes in your operating cash flows from operating assets and liabilities to better explain the variability in your cash flows. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

<u>Critical Accounting Policies and Estimates, page 60</u>

<u>Stock-Based Compensation, page 62</u>

23.   When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

24.   Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

25.   Tell us the names and prices of publicly traded securities of comparable companies used in your valuation analysis for fiscal 2009 and subsequent equity issuances. In your response, please explain how they quantitatively impacted the calculation of market

multiples used in your fair value analysis of underlying common stock for your stock options.

Executive Compensation, page 94

Compensation Discussion and Analysis, page 94

Executive Compensation Components, page 96

Cash Bonuses, page 97

26.   In the third sentence of the first paragraph, you state that given your greater emphasis on providing option grants as the key component of your executive compensation, your board of directors did not adjust the target cash bonus amounts for your executive officers in 2010 from prior years. This appears to be inconsistent with your disclosure that in 2010, your board of directors did not grant any equity awards to your executive officers. Please revise or advise.

27.   Please revise to discuss the company's performance against the five corporate performance measures during 2010 and how the company's performance impacted the amount awarded to each named executive officer. See Item 402(b) of Regulation S-K.

28.   Please revise your disclosure on page 98 to provide a more detailed explanation of your CEO's evaluation of the individual performance of each named executive officer and how this impacted the amount awarded to each named executive officer. See Item 402(b) of Regulation S-K.

Certain Relationships and Related Person Transactions, page 109

Membership Units Purchase Agreement, page 109

29.   Please revise to include a materially complete discussion of the transaction, including, without limitation, how the purchase price was determined and who participated in the negotiations. See Item 404(a)(6) of Regulation S-K.

Loans to Executive Officers, page 110

30.   For each loan, please revise to provide all of the disclosure required by Item 404(a)(5) of Regulation S-K, including, without limitation, the largest aggregate amount of principal outstanding during the period for which disclosure is provided.

Stock Option Repricing, page 111

31.   Please revise to disclose the related persons that participated in the stock option repricing and to quantify the number of options repriced for each related person. See Item 404(a) of Regulation S-K.

Principal and Selling Stockholders, page 112

32.   Footnotes two and fourteen disclaim beneficial ownership except to the extent of pecuniary interest. Please note that beneficial ownership is not determined based on pecuniary interest. See Exchange Act Rule 13d-3(a). Please revise.

Description of Capital Stock, page 116

Registration Rights, page 119

33.   Please revise to briefly describe the history of, and parties to, the investors' rights agreement.

Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

34.   You indicate that hiring solutions subscriptions are billed monthly, quarterly, or annually. For contracts with monthly or quarterly billings, please tell us if the amounts billed per month/quarter are the same (i.e. are billings ratable) or if the amounts billed vary during the contract period. Additionally, please tell us how you bill for premium subscriptions. In your response, please tell us the cancellation terms for the company and the customer during the subscription period for both hiring solutions and premium subscription services.

35.   For revenue generated by job postings, please tell us why you believe it is appropriate to recognize revenue during the contract period if it is shorter than the job posting period.

36.   Revise to disclose the nature of "agency commissions." In your response, please provide us with the accounting guidance considered to support classification of such amounts within revenue and the amounts of agency commissions recorded in each period presented.

37.   Revise to provide a brief definition of "impressions" and disclose the typical duration of your advertising contracts.

38.   You disclose that upon adoption of ASU 2009-13, your best estimate of selling price
        ("BESP") used to allocate revenue to multiple elements is based on prices charged for
        similar offerings, sales volume, geographies, market conditions, competitive landscape,
        and pricing practices. Please describe your analysis in further detail, including a
        discussion of trends, inputs, techniques or assumptions that are incorporated into your
        analysis. In this regard, please describe how the following items impacted your analysis:
        your available data points considered (e.g., cost structure, profit margins, limited stand
        and/or variable stand alone sales data, contractual stated prices, published price list, etc.),
        adjustments made for market conditions, company-specific pricing strategies and
        practices/ market share/position, stratification by customer type/deal
        size/volume/geography, weighting of information considered, and any other material
        factors.

Note 4. Asset Acquisitions, page F-16

39.   We note that you valued workforce in place acquired in your ChoiceVendor, Inc.
        acquisition to be $3.3 million. Based on your disclosures in Note 6, it appears you are
        amortizing this asset over a two year life. ASC 805-20-55-6 indicates that assembled
        workforce does not represent an identifiable asset and its value should be subsumed into
        goodwill. Please tell us why you believe it is appropriate to record the workforce in place
        from this acquisition as an amortizable intangible asset rather than as goodwill.

Note 9. Income (Loss) Per Share, page F-19

40.   Pursuant to ASC 260-10-50-1(c), please disclose if preferred stock is excluded from
        diluted earnings per share for the nine months ended September 30, 2010 because they
        appear to be anti-dilutive when comparing the dividends per common share to basic
        earnings per share (ASC 260-10-45-41). Additionally, it appears preferred stock should
        also be presented in the table of anti-dilutive securities on page F-21.

41.   Additionally, revise to disclose if you consider your preferred stock to be a participating
        security and if the preferred shareholders have contractual obligations to share in the
        losses of the Company (ASC 260-10-45-67 and 68).

Note 11. Redeemable Convertible Preferred Stock and Stockholders' Equity, page F-22

42.   Revise to disclose the issuance dates for each series of your preferred stock. In your
        response, please provide us with the fair value of the underlying common stock on each
        issuance date.

43.   Additionally, please explain the nature of any additional anti-dilution adjustments that
        could impact the conversion ratio other than those already disclosed.

Exhibit Index

44.   It does not appear that you plan to file materials related to your preferred shares or Class B common stock as exhibits. Please advise. See Items 601(b)(4) and 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        Jeffrey D. Saper, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.